Exhibit 99.1

NEWS RELEASE

BROOKFIELD HOMES AND BROOKFIELD OFFICE PROPERTIES’ RESIDENTIAL UNIT TO COMBINE TO CREATE A LEADING NORTH AMERICAN LAND AND HOUSING COMPANY

(All figures are in U.S. dollars unless otherwise indicated)

NEW YORK and FAIRFAX, VIRGINIA, October 5, 2010 – Brookfield Properties Corporation (BPO: NYSE, TSX) (“Brookfield Office Properties”) and Brookfield Homes Corporation (BHS: NYSE) (“Brookfield Homes”) today announced that they have entered into a definitive agreement to combine Brookfield Homes and the North American residential land and housing division of Brookfield Office Properties (“BPO Residential”) into Brookfield Residential Properties Inc. (“Brookfield Residential”).  The transaction will create a diversified North American residential land and housing company with $2.5 billion of assets and an equity value of approximately $1 billion. An application will be made to list the common shares of Brookfield Residential on the New York and Toronto stock exchanges.

“Brookfield Residential Properties will be the sixth largest residential platform in North America, with the financial strength and geographic diversity needed to thrive in the marketplace, both today and in the future,” said Alan Norris, who will be President and Chief Executive Officer of Brookfield Residential. “The company will put proven, best-in-class operating skills to work in some of the most attractive regions in North America.”

“We are pleased to be bringing a strong and diversified  residential land and housing company to existing and potential shareholders and at the same time creating a world-class, pure-play global office property company at Brookfield Office Properties,” added Ric Clark, President and Chief Executive Officer of Brookfield Office Properties.

Merits of the Transaction

The Board of Directors of Brookfield Homes formed a special committee of independent directors to consider and negotiate the proposed transaction. The special committee determined that the transaction is advisable and fair to the public stockholders of Brookfield Homes. In unanimously recommending the transaction to the board of directors and stockholders of Brookfield Homes, the Brookfield Homes special committee noted that the transaction is expected to realize the following key benefits to Brookfield Homes:

●	strategic opportunity to further enhance value through the creation of a diversified North American residential land and housing company;

●	greater financial flexibility and expected benefits from the combined cash flows of Brookfield Homes and BPO Residential;

●
Brookfield Residential will have a stronger capital structure, which will better position the company to both withstand adverse business, financial and economic developments and take advantage of business opportunities;

●
stockholders of Brookfield Homes, through ownership of Brookfield Residential, will participate in Brookfield Residential’s growth and any value created by operating synergies, greater financial flexibility and improvements in residential industry fundamentals; and

●	conversion of substantially all of the 8% convertible preferred shares of Brookfield Homes into common stock.

The Board of Directors of Brookfield Office Properties formed an independent committee to assess the terms of the proposed transaction. The committee received an opinion as to fairness of the transaction from a financial point of view. The committee determined that the transaction is reasonable and fair to, and in the best interests of, Brookfield Office Properties and unanimously recommended that the Board of Directors of Brookfield Office Properties approve the transaction.  The Board of Directors of Brookfield Office Properties believes that the transaction will further Brookfield Office Properties’ strategic repositioning as a pure-play global office company. Further, the transaction structure provides Brookfield Office Properties with the certainty of completing the sale of its residential business and all of its shareholders will have the opportunity, through the rights offering process described below, to participate in the ownership of Brookfield Residential. The rights offering will remain open for 30 days and the rights will be listed on both the NYSE and TSX.

Summary of the Transaction

The following is a summary of the key components of the transaction:

The Contribution and Merger

●	Brookfield Office Properties will contribute BPO Residential to Brookfield Residential in exchange for:

o	promissory notes with an aggregate principal amount of C$480 million; and

o
51.5 million Brookfield Residential common shares valued at $515 million, representing approximately 50.7% of the Brookfield Residential as converted common shares to be outstanding immediately after the closing date.

●
Brookfield Homes will merge with a newly formed subsidiary of Brookfield Residential.  On the merger, each outstanding share of Brookfield Homes common stock will be converted into 0.764900530 common shares of Brookfield Residential, plus a cash amount in lieu of fractional shares.

●
Immediately prior to the closing date, Brookfield Asset Management Inc. (“Brookfield Asset Management”) will convert its shares of 8% convertible preferred stock of Brookfield Homes in accordance with their terms into 35.4 million shares of common stock of Brookfield Homes, increasing Brookfield Asset Management’s ownership of Brookfield Homes common stock from 62% to 82%.

●
In aggregate, the approximately 65.1 million shares of common stock of Brookfield Homes expected to be outstanding immediately prior to the closing date of the merger will be converted into approximately 49.8 million Brookfield Residential common shares, representing approximately 49.1% of the as converted Brookfield Residential common shares to be outstanding immediately after the closing date.

●
The above figures assume that only Brookfield Asset Management converts its 9.9 million shares of 8% convertible preferred stock of Brookfield Homes, which represent 99% of Brookfield Homes’ outstanding shares of convertible preferred stock.

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Each share of 8% convertible preferred stock of Brookfield Homes that is not converted into Brookfield Homes common stock prior to the closing date will be exchanged  into one share of 8% convertible preferred stock of Brookfield Residential with substantially the same terms and conditions in all material respects as are currently applicable but convertible into an aggregate of approximately 0.2 million Brookfield Residential common shares following closing to reflect the exchange ratio referenced above, representing approximately 0.2% of the Brookfield Residential as converted common shares to be outstanding immediately after the closing date .

●
Following successful completion of the transaction, Brookfield Asset Management is expected to hold between 66% and 91% of the Brookfield Residential common shares on a fully-diluted basis, depending upon how many shares are acquired by other Brookfield Office Properties  shareholders or their assignees pursuant to the rights offering discussed below.

Brookfield Office Properties Offering of Brookfield Residential Properties Common Shares

●
Subsequent to closing of the transaction, Brookfield Office Properties will distribute rights to its common shareholders, entitling them to acquire, at $10 per share, the Brookfield Residential common shares that Brookfield Office Properties will receive in exchange for its contribution of BPO Residential.  The offering price reflects the value attributed to the equity of BPO Residential under the transaction. Brookfield Asset Management has agreed to exercise the rights it receives and to acquire any shares of Brookfield Residential that are not otherwise subscribed for in the rights offering at the same price per share as in the rights offering, thereby ensuring that Brookfield Office Properties receives $515 million in aggregate for its shares of Brookfield Residential. In combination with the C$480 million total principal amount of notes, Brookfield Office Properties will have sold BPO Residential for aggregate proceeds of approximately $1.2 billion, including $217 million of expected distributions from BPO Residential to be made prior to closing, of which $177 million has already been received. There is no fee payable to Brookfield Asset Management for this standby commitment.

●	Information concerning the rights offering will be sent to Brookfield Office Properties shareholders in due course.

The Promissory Notes

●
The promissory notes issued by Brookfield Residential to Brookfield Office Properties will be unsecured obligations divided into two tranches, a C$265 million senior note and a C$215 million junior subordinated note.

●
The senior note will bear a fixed rate of interest of 6.5%, payable quarterly, and will be payable in full on December 31, 2015 with C$50 million being payable on account of principal on the last business day of each of 2012, 2013 and 2014, with the balance of C$115 million payable  on December 31, 2015.  The C$215 million junior subordinated note will bear a fixed rate of interest of 8.5% payable quarterly, and will be payable in full on December 31, 2020.

●
On January 1, 2016 and each anniversary thereafter, or at any time upon the occurrence of an event of default under the junior note or change of control of Brookfield Residential, Brookfield Office Properties will be entitled to sell the junior note to Brookfield Asset Management at par. Brookfield Asset Management will have the right to acquire the junior note at par at any time.  In exchange for its “put” right, Brookfield Office Properties will pay Brookfield Asset Management a maintenance fee of 200 bps per annum on the amounts outstanding under the junior note.

●	Brookfield Residential may prepay the notes in whole or in part, at any time prior to maturity, without penalty, provided that prepayments will first be applied to pay down the senior note.

Management of Brookfield Residential

Upon completion of the transaction, Alan Norris will become the President and Chief Executive Officer of Brookfield Residential; Ian Cockwell will be Executive Vice Chairman and Craig Laurie will be Executive Vice President and Chief Financial Officer.

Process

Completion of the transaction is subject to regulatory approval in the United States and Canada, the approval of the holders of a majority of the outstanding Brookfield Homes’ common stock and other customary closing conditions.  Brookfield Asset Management owns sufficient shares to approve the transaction and has agreed to vote in favor of the transaction at the Brookfield Homes’ stockholders meeting. Closing is anticipated to occur in January of 2011.

Wells Fargo Securities, LLC acted as financial advisor to the special committee of independent directors of Brookfield Homes. Dorsey & Whitney LLP and Kaye Scholer LLP acted as legal advisors to Brookfield Homes and to the special committee of independent directors of Brookfield Homes, respectively.  Morgan Stanley & Co. Incorporated acted as financial advisor to the special committee of independent directors of Brookfield Office Properties and provided a fairness opinion to the special committee and the board of directors of Brookfield Office Properties, and Davies Ward Phillips and Vineberg LLP acted as legal advisors to the special committee of independent directors. Torys LLP acted as legal advisors to Brookfield Office Properties.  Goodmans LLP acted as legal advisors to Brookfield Residential.

Prior to the vote of the Brookfield Homes’ stockholders, the parties will file a registration statement with the U.S. Securities and Exchange Commission, which will include a proxy statement/prospectus and other relevant documents concerning the proposed transaction.  At that time, shareholders of Brookfield Homes will be urged to read the proxy statement/prospectus and any other relevant documents filed with the SEC because they will contain important information relating to Brookfield Homes, BPO Residential and the proposed transaction.  The document can be obtained free of charge at the website maintained by the SEC at www.sec.gov.  In addition, you may obtain documents filed with the SEC by Brookfield Homes, including periodic reports and current reports, free of charge by requesting them in writing from Brookfield Homes, 8500 Executive Park Avenue, Suite 300, Fairfax, Virginia 22031, Attention: Linda T. Northwood, or by telephone at (858) 481-2567; e-mail: investorrelations@brookfieldhomes.com.

The respective directors and executive officers of Brookfield Homes, Brookfield Office Properties and Brookfield Residential and other persons may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction.  Information regarding Brookfield Homes’ directors and executive officers is available in its proxy statement filed with the SEC on February 26, 2010.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Supplemental Information Package

Investors, analysts and other interested parties can access Brookfield Residential’s Supplemental Information Package on Brookfield Homes’ website.

Investors, analysts and other interested parties can access Brookfield Office Properties’ Supplemental Information Package on its website.

Brookfield Office Properties Profile

Brookfield Office Properties owns, develops and manages premier office properties in the United States, Canada and Australia. Its portfolio is comprised of interests in 108 properties totaling 77 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Toronto, Calgary, Ottawa, Sydney, Melbourne and Perth, making it the global leader in the ownership and management of office assets. Landmark properties include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary, Darling Park in Sydney and City Square in Perth. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldofficeproperties.com.

Contact:  Melissa Coley, Vice President, Investor Relations and Communications

telephone: (212) 417–7215; email: melissa.coley@brookfield.com

Brookfield Homes Corporation Profile

Brookfield Homes Corporation is a land developer and homebuilder. Brookfield Homes entitles and develops land for its own communities and sell lots to third parties. Brookfield Homes also designs, constructs and markets single-family and multi-family homes primarily to move-up homebuyers. Brookfield Homes’ portfolio includes over 26,000 lots owned and controlled in the Northern California; Southland / Los Angeles; San Diego / Riverside; and Washington D.C. Area markets.

Contact: Linda Northwood, Director, Investor Relations

telephone: 858-481-2567; email: lnorthwood@brookfieldhomes.com

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This news release shall not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.  The securities referenced herein have not been registered under the United States Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold within the United States absent registration or an applicable exemption from the registration requirements of such Act or laws.

Note: Certain statements in this press release that are not historical facts, including, without limitation, information concerning the potential merger with BPO Residential and the benefits thereof, and those statements preceded by, followed by, or that include the words “believe”, “planned”, “anticipate”, “should”, “goals”, “expected”, “potential,” “estimate,” “targeted,” “scheduled” or similar expressions, constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Undue reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results to differ materially from the anticipated future results expressed or implied by such forward-looking statements. There can be no assurance that the proposed transaction will be consummated or that the anticipated benefits will be realized. The proposed transaction is subject to various regulatory approvals and the fulfillment of certain conditions, and there can be no assurance that such approvals will be obtained and/or such conditions will be met. All forward-looking statements in this press release are subject to a number of rules and uncertainties. Factors that could cause actual results or events to differ materially from those set forward in the forward-looking statements include, but are not limited to: failure to obtain required regulatory and shareholder approvals; failure to realize anticipated benefits of the merger; changes in general economic, real estate and other conditions; mortgage rate changes; availability of suitable undeveloped land at acceptable prices; adverse legislation or regulation; ability to obtain necessary permits and approvals for the development of  land; availability of labor or materials or increases in their costs; ability to develop and market  master-planned communities successfully; confidence levels of consumers; ability to raise capital on favorable terms; adverse weather conditions and natural disasters; relations with the residents of  communities; risks associated with increased insurance costs or unavailability of adequate coverage and ability to obtain surety bonds; competitive conditions in the homebuilding industry, including product and pricing pressures; and additional risks and uncertainties referred to in Brookfield Homes ’Form 10-K and other SEC filings and in Brookfield Office Properties’ Annual Information Form under the heading “Business of Brookfield Properties – Company and Real Estate Risks” and in its most recently filed interim report under the heading “Management’s Discussion and Analysis”, many of which are beyond their control.  Other than as required by law, Brookfield Homes undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.